UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 000-25995

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nextera Enterprises, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

14320 Arminta Street
Address of Principal Executive Office (Street and Number)

Panorama City, California 91402
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nextera Enterprises, Inc. (the “Company”) has determined that it is unable to file its annual report on Form 10-K for the fiscal year ended December 31, 2006 by April 2, 2007 without unreasonable effort and expense because of the circumstances described below.

On March 13, 2007, the Company’s wholly-owned subsidiary, Woodridge Labs, Inc., initiated a voluntary recall of certain of its DermaFreeze365™ products.  On March 15, 2007 the Company filed a current report on Form 8-K describing the recall and indicating that the financial condition of the Company may be materially adversely impacted.  The Company will make a provision for the recall in its consolidated financial statements as of and for the year ended December 31, 2006 to be filed in the Company’s Annual Report on Form 10-K, however the Company is unable to quantify the effects of the recall prior to the April 2, 2007 due date for its 2006 Form 10-K.

The Company will also be unable to provide its 2006 audited consolidated financial statements to its lenders as required under its senior secured Credit Agreement (the “Credit Agreement”).  This inability to provide the 2006 consolidated financial statements and the effect of the recall on the 2006 consolidated financial statements will cause the Company to be in default under the Credit Agreement.  Additionally, the administrative agent under the Credit Agreement has notified the Company that it has determined that the Company was not in compliance with certain covenants under the Credit Agreement as of December 31, 2006 and that effective as of March 29, 2007, events of default with respect to such non-compliance (“Specified Events of Default”) had occurred.  The Company has entered into an amendment and forbearance agreement with the lenders under the Credit Agreement pursuant to which such lenders have agreed to refrain from taking any action to accelerate or collect the obligations or exercise remedies with respect to the Specified Events of Default until April 30, 2007.  The amendment and forbearance agreement also extended to April 30, 2007 the period of time that the Company has to deliver the audited 2006 consolidated financial statements and related certificates and reports to the administrative agent, and postponed to April 30, 2007 the scheduled principal payment of $250,000 that was originally due March 31, 2007.  The Company and the lenders are currently negotiating the terms of a further agreement to obtain a waiver of all defaults under the Credit Agreement as of December 31, 2006 and March 31, 2007 and a restructuring of the Company’s obligations to make future mandatory principal payments.  There can be no assurances that the Company will be successful in obtaining such waiver and restructuring and any failure to obtain such waiver would have a material adverse effect on the Company.

As a result of the recall, the Company will require significant additional funding to meet its anticipated and future obligations.  As described above, the Company is currently negotiating with its lenders to defer certain principal payment obligations, however the Company will require additional liquidity to meet its anticipated business and operational needs.  The Company is currently in discussions with its majority stockholder and with the former sellers of the Woodridge Labs business to provide additional funding to the Company.  Such funding may be in the form of loans, equity contributions (including additional issuances of preferred stock), indemnity settlements or a combination of the foregoing.  The terms of any such funding have not been agreed at the time of the filing of this notification.  There can be no assurances that the Company will be able to obtain such funding on terms acceptable to it, or at all.  Any failure to obtain such funding would have a material adverse effect on the Company and would likely result in a cessation of the Company’s business activities.

The work associated with the foregoing matters has delayed the Company’s completion of the financial and other information to be included in the 2006 Annual Report on Form 10-K.  The Company is completing preparation of its consolidated financial statements as of and for the fiscal year ended December 31, 2006, including an evaluation of the impact of the recall on the consolidated financial statements as of and for the fiscal year ended December 31, 2006.  In addition, the Company is working to provide its independent auditors, Ernst & Young LLP, the information necessary to complete the audit of the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2006.  The Company expects to be able to file its 2006 Annual Report on Form 10-K within the additional time allowed by this report.

Forward-Looking Statements

Forward-looking statements in this notification and the attached explanation, including, without limitation, statements relating to (i) the Company’s plans, objectives, expectations, intentions, and adequacy of resources, (ii) the completion by the Company’s independent auditor of the audit of the Company’s financial statements, (iii) the potential effect of any adjustments identified during the audit process and (iv) the anticipated future performance of the Company’s business are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  These statements are based on beliefs and assumptions by the Company’s management and on information currently available to management.  Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update publicly any of them in light of new information or future events.  In addition, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors include, among others:

•                  the ability to satisfy debt and debt-related obligations as interest becomes payable or principal becomes due under the Company’s Credit Agreement and the ability of the Company to remain in compliance with, or obtain waivers under, the Credit Agreement for principal and interest payments due or to become due and to comply with the affirmative and negative covenants contained therein;

•                  the ability to obtain new sources of debt or equity financing to meet the Company’s anticipated significant cash needs and obligations, on acceptable terms or at all;

•                  the response of creditors, customers and suppliers to the recall and the acceptance of the Company’s planned replacement products, and the filing of this notification and the matters discussed therein, particularly as those matters relate to liquidity and the uncertain timing of the filing by the Company of its 2006 Form 10-K;

•                  the acceptance of the Company’s future product offerings;

•                  changes in business strategy or plans;

•                  the existence of potential adverse publicity or litigation related to the recall, the outcome thereof and the costs and expenses associated therewith; and

•                  other factors described in this notification, including the risk factors identified in the periodic reports that the Company has previously filed with the SEC.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Antonio Rodriquez	(818) 902-5537
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

Nextera Enterprises, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2007	By	/s/ Antonio Rodriquez
Antonio Rodriquez Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25

The Company expects that there will be changes in results of operations in the 2006 fiscal year from those reported in the 2005 fiscal year.  On March 9, 2006, Nextera, through a wholly owned subsidiary, acquired substantially all of the assets of Jocott Enterprises, Inc., formerly Woodridge Labs, Inc. (“Woodridge”). Prior to the acquisition of the Woodridge assets, Nextera had no business operations for the period from November 29, 2003 through March 8, 2006. Woodridge’s operating results will been included in the Company’s results of operations for the 2006 fiscal year for the period subsequent the acquisition date.

On March 13, 2007 Woodridge initiated a voluntary recall of certain of its DermaFreeze365™ products.  On March 15, 2007 the Company filed a current report on Form 8-K describing the recall and indicating that the financial condition of the Company may be materially adversely impacted.  The Company will make a provision for the recall in its consolidated financial statements as of and for the year ended December 31, 2006 to be filed in the Company’s Annual Report on Form 10-K, however the Company is unable to quantify the effects of the recall prior to the April 2, 2007 due date for its 2006 Form 10-K.  The Company anticipates that fourth quarter 2006 net sales will be reduced by the Company’s estimate of the deductions and other credits that its customers and distributors will take as a result of the recall.  Additionally, the Company expects to reduce inventory at December 31, 2006 resulting in a corresponding charge to operations.  This adjustment is being made to reflect the Company’s estimate of the reduction in the value of the inventory as a result of the recall.

As more fully discussed in Part III of this notification, the Company will also be unable to provide its 2006 audited consolidated financial statements to its lenders as required under its senior secured Credit Agreement.  This inability to provide the 2006 consolidated financial statements and the effect of the recall on the 2006 consolidated financial statements will cause the Company to be in default under the Credit Agreement.  The Company and the lenders are currently negotiating the terms of a further agreement to obtain a waiver of all defaults under the Credit Agreement as of December 31, 2006 and March 31, 2007 and a restructuring of the Company’s obligations to make future mandatory principal payments.  There can be no assurances that the Company will be successful in obtaining such waiver and restructuring and any failure to obtain such waiver would have a material adverse effect on the Company and result in approximately $11.7 million in outstanding principal, interest and other amounts under the Credit Agreement becoming immediately due and payable at the election of the administrative agent and the lenders.  The Company’s obligations under the Credit Agreement are secured by substantially all of the assets of the Company and its wholly-owned subsidiary, Woodridge Labs, Inc.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the fiscal year ended December 31, 2006 will reflect significant changes from its results of operations for the fiscal year ended December 31, 2005.  The results of operations that the Company will include in the 2006 Annual Report on Form 10-K are still being finalized by management and audited by Ernst & Young, and are subject to the issues discussed above and in Part III of this notification. Except as described in this notification, the Company believes it is premature to provide an estimate of those results at this time.